FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding adjustment of tariffs of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 30, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ADJUSTMENT OF TARIFFS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company recently received a notice on reducing the on-grid tariffs of coal-fired power generators and the tariff for industrial and commercial customers from the National Development and Reform Commission. In line with the power system reform objectives and pursuant to the relevant provisions regarding the coal-electricity linked pricing mechanism, the State has decided to make appropriate downward adjustment to the on-grid tariffs of coal-fired power generators and the tariff for industrial and commercial customers, and appropriately adjust the tariff for gas-fired power generators in certain regions.

According to the documents on tariffs adjustment provided by the National Development and Reform Commission and the local price bureaus, the on-grid tariffs of the Company’s domestic power plants were adjusted as follows:

Domestic Power Plants	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)
Liaoning Province
Dalian	399.40	-18.10	381.30
Dandong	402.40	-18.10	384.30
Yingkou	402.40	-18.10	384.30
Yingkou Co-generation	404.40	-18.10	386.30
Hebei Province
Shang’an	427.99	-32.00	395.99
Gansu Province
Pingliang	328.90	-3.90	325.00

Domestic Power Plants	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)

Beijing
Beijing Co-generation (Coal-fired)	491.61	-15.49	476.12
Beijing Co-generation (Combined Cycle)	650.00	–	650.00
Tianjin
Yangliuqing Co-generation	432.30	-23.40	408.90
Lingang Combined Cycle	650.00	80.00	730.00
Shanxi Province
Yushe	387.20	-23.40	363.80
Zuoquan	377.20	-23.40	353.80
Shandong Province
Dezhou	463.40	-20.20	443.20
Jining	444.00	-20.20	423.80
Xindian	445.30	-20.20	425.10
Weihai	460.21	-20.20	440.01
Rizhao Phase II	438.60	-20.20	418.40
Zhanhua Co-generation	432.60	-20.20	412.40
Henan Province
Qinbei	419.10	-19.40	399.70
Jiangsu Province
Nantong	431.00	-21.40	409.60
Nanjing	431.00	-21.40	409.60
Taicang	434.10	-21.40	412.70
Huaiyin	431.00	-21.40	409.60
Jinling (Combined Cycle)	606.00	84.00	690.00
Jinling (Coal-fired)	435.00	-21.40	413.60
Jinling Combined Cycle Co-generation	690.00	–	690.00
Suzhou Co-generation	510.00	-21.40	488.60
Shanghai
Shidongkou First	449.10	-23.40	425.70
Shidongkou Second	434.10	-17.40	416.70
Shanghai Combined Cycle	RMB534 for Generation Tariff	RMB35.60 for Generation Tariff	RMB569.6 for Generation Tariff
	RMB45.83/KW per month for Capacity Tariff		RMB45.83/KW per month for Capacity Tariff
Shidongkou Power	459.30	-23.40	435.90

Domestic Power Plants	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)

Chongqing
Luohuang	438.30	-17.00	421.30
Liangjiang Co-Fired	–	–	629.00
Zhejiang Province
Yuhuan	458.00	-12.70	445.30
Changxing	431.00	-12.70	418.30
Tongxiang Combined Cycle	904.00	–	904.00
Si’an PV	RMB1,100.00 for Tariff of centralised on-grid power and RMB978.00 for on-grid power after self-use	-RMB12.7 for on-grid power after self-use	RMB1,100.00 for Tariff of centralised on-grid power and RMB965.30 for on-grid power after self-use
Hubei Province
Wuhan	460.89	-17.60	443.29
Jingmen Co-generation	432.20	-17.60	414.60
Yingcheng Co-generation	432.20	-17.60	414.60
Hunan Province
Yueyang	494.00	-22.00	472.00
Jiangxi Province
Jinggangshan	459.50	-15.90	443.60
Jianggangshan Second	455.50	-15.90	439.60
Ruijin	455.50	-15.90	439.60
Anhui Province
Chaohu Power	428.40	-21.50	406.90
Fujian Province
Fuzhou	445.62	-30.40	415.22
Guangdong Province
Shantou Coal-fired	524.26	-28.50	495.76
Haimen	502.00	-28.50	473.50
Haimen Power	502.00	-28.50	473.50
Yunnan Province
Diandong Energy	372.60	-16.30	356.30
Yuwang Energy	372.60	-16.30	356.30

Domestic Power Plants	On-grid Tariffs before Adjustment	Change	On-grid Tariffs after Adjustment
	(RMB/MWh)	(RMB/MWh)	(RMB/MWh)

Hainan Province
Haikou	470.03	-25.00	445.03
Dongfang	474.30	-25.00	449.30
Nanshan Combined Cycle	465.80	200.00	665.80

The above adjustment to tariffs has been effective as of 20 April, 2015. Following the adjustment to on-grid tariffs, it is expected that the average on-grid tariff for coal-fired power generators of the Company will decrease by approximately RMB20.64/MWh based on the weighted average on-grid power generation for the Company. Having considered the tariff increase for gas-fired generators, the average tariff of the Company will be lowered by approximately RMB17.82/MWh.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director):

Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing. PRC
30 April 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     April 30, 2015